Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

December 11, 2017

BSE Limited

National Stock Exchange of India Limited

Dear Sir/Madam,

Ref.: Scrip Code: 500124 (BSE), DRREDDY (NSE)

Sub.: Amendments to Company’s Stock Option schemes.

This is to inform you that pursuant to the recommendations of the Nomination, Governance and Compensation Committee, the Board of Directors have approved certain amendments to Company’s existing ‘Dr. Reddy’s Employees Stock Options Scheme, 2002’ and ‘Dr. Reddy’s Employees ADR Stock Options Scheme, 2007’, subject to approval of shareholders of the Company. Such approval of shareholders would be sought in due course.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: a/a

CC: New York Stock Exchange (For information)-Stock code: RDY